PUGET ENERGY, INC.

Filing Type:	U-3A-2
Description:	Statement by Holding Company
Filing Date:	February 28, 2005
Period End:	December 31, 2004

Primary Exchange:	New York Stock Exchange
Ticker:	PSD

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

PUGET ENERGY, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Claimant, PUGET ENERGY. INC. (Puget Energy) is an energy services holding company incorporated in the State of Washington in 1999. All of its operations are conducted through its subsidiaries, Puget Sound Energy, Inc. (PSE), a utility company, and InfrastruX Group, Inc. (InfrastruX), a construction services company. Puget Energy has no significant assets other than the stock of its subsidiaries. Puget Energy has its principal executive office at 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Claimant has the following subsidiaries at December 31, 2004:

SUBSIDIARIES OF PUGET ENERGY, INC.

A. INFRASTRUX GROUP, INC. (InfrastruX)

InfrastruX, incorporated in the State of Washington in 2000, is engaged in the non-regulated construction services business. InfrastruX provides infrastructure construction services to the electric and gas utility industries. InfrastruX has acquired 12 companies, primarily in the Midwest, Texas, south-central and eastern United States, that are engaged in some or all of the following services and activities in their respective regions or nationally:

•
Electric: Overhead and underground power line and cable construction, installation and maintenance, including high-voltage transmission and distribution lines, copper and fiberoptic cables; duct installation; revitalization and damage prevention for underground power lines and cables using the patented Cablecure® treatment; substation construction; and other specialty services for new and existing infrastructures.

•
Gas: Large-diameter pipeline installation and maintenance; service lines and meters; conventional river crossings and bridge maintenance; cathodic protection; power station fabrication and installation; vacuum excavation; hydrostatic testing; internal pipeline inspection; product pipelines; and other specialty services for distribution and transmission pipeline services including small, mid-size and large-bore directional drilling for virtually all pipeline diameters and soil conditions.

Following a strategic review of InfrastruX conducted by Puget Energy management, on February 8, 2005, Puget Energy’s Board of Directors decided to exit the utility construction services sector. During 2005, Puget Energy intends to monetize its interest in InfrastruX through a sale or third party recapitalization and to invest the proceeds in PSE.

Puget Energy owns approximately 90.9% of the shares of InfrastruX outstanding at December 31, 2004. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004. InfrastruX has the following subsidiaries at December 31, 2004:

SUBSIDIARIES OF INFRASTRUX GROUP, INC.

1.
GI Acquisition, Inc., a Delaware corporation, was formed to hold assets acquired from General Industries of Naples, Inc. The subsidiary is currently inactive. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004.

2.
Utilx Corporation, a Delaware corporation, provides specialty services to electric, telecommunications, natural gas, water, sewer, and other utilities in the United States and in certain foreign countries, and drilling equipment to contractors and other users outside of the United States. The company’s primary business is the restoration of underground infrastructure for power and telecommunication companies. Address: 22820 Russell Road, Kent, Washington 98032. Utilx has the following subsidiary in the United Kingdom:

a)
Utilx Ltd., which operates in Germany through its branch office in Rinteln, performs injection / rejuvenation work. Address: c/o Tollers Solicitors, 53-37 High Street, Corby, Northamptonshire, NN17 1UY, U.K.

3.
Lineal Holdings, Inc., a Delaware corporation, acquires utility infrastructure repair and construction companies. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004. Lineal Holdings, Inc. has the following subsidiaries:

a)	Lineal Industries, Inc., a Pennsylvania corporation, provides design, installation, repair and maintenance of natural gas pipelines. Address: 3651 Steubenville Pike, McKees Rock, Pennsylvania 15136.
b)
InterCon Construction, Inc., a Wisconsin corporation, provides infrastructure services including natural gas pipeline, electric and telecommunications construction as well as large-diameter, long-length directional drilling. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719. InterCon Construction, Inc. has the following subsidiaries:

1)	InterCon Construction Trucking, Inc., a Wisconsin corporation, is a wholly-owned trucking company. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719.
2)
InterPower Line Services Corporation, a Delaware corporation, provides emergency repair, installation and maintenance services for overhead and underground electrical distribution systems. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719.

c)
Trafford Corporation, a Pennsylvania corporation, provides pipeline construction services to the natural gas industry, including proprietary turnkey pipeline installation, directional drilling, vacuum excavation, replacement and rehabilitation. Address: 550 Fifth Street Extension, Trafford, Pennsylvania 15085.

d)
Skibeck Pipeline Company, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

e)
Skibeck PLC, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

4.
Texas Electric Utility Construction Management, L.L.C., a Texas limited liability company, was formed to hold 1% interest in Texas Electric Utility Construction, Ltd. (InfrastruX Group, Inc. is the limited partner holding 99% interest in Texas Electric Utility Construction, Ltd.) Address: 4613 HWY 1417 N, Sherman, Texas 75092.

5.
Texas Electric Utility Construction, Ltd., a Texas limited partnership, provides distribution oriented overhead electric construction services to electric utilities and cooperatives, and with its commercial electrician capabilities has provided underground electrical services. Address: 4613 HWY 1417 N, Sherman, Texas 75092. Texas Electric Utility Construction, Ltd. has the following subsidiary:

a)
Flowers Holding, Inc., a Texas corporation, was formed to hold an interest in Flowers Management Co., Inc. and Flowers Limited Partner, Inc. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645. Flowers Holding, Inc. has the following subsidiaries:

1)
Flowers Limited Partner, Inc., a Nevada corporation, was formed to hold interest in Flowers Construction Co., L.P. Address 6100 Neil Road, Suite 500, Reno, Nevada 89520. Flowers Limited Partner, Inc. is a 99% limited partner of the following entity:

•
Flowers Construction Co., L.P., a Texas limited partnership, specializes in underground and overhead powerline construction, maintenance and repair. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645.

2)
Flowers Management Co., Inc., a Texas corporation, was formed to hold interest in Flowers Construction Co., L.P. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645. Flowers Management Co., Inc. is a 1% general partner of Flowers Construction Co., L.P.

6.
Chapman Holding Co., Inc., a Nevada corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 3320 West Sahara Avenue, Suite 380, Las Vegas, Nevada 89102. Chapman Holding Co., Inc. is a 99% limited partner of the following entity:

a)
Chapman Construction Co., L.P., a Texas limited partnership, is a provider of high-voltage transmission line construction, electric substation construction and wireless transceiver station and fiber-optic system construction. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Co., L.P. owns a 40% interest in the following entity:

1)	Brenda Perkins & Associates, L.L.P., a Texas limited liability partnership, which provides maintenance and repair services to Texas Utilities. Address: 5408 Summit Ridge Trail, Arlington, Texas 76017.

7.
Chapman Construction Management Co., Inc., a Texas corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Management Co., Inc. is a 1% general partner of Chapman Construction Co., L.P.

8.
Gill Electric Management, L.L.C., a Texas limited liability company, was formed to hold 1% interest in Gill Electric Service, Ltd. (InfrastruX Group, Inc. is the limited partner holding 99% interest in Gill Electric Service Ltd.) Address: 612 East Omega, Henrietta, Texas 76365.

9.
Gill Electric Service Ltd., a Texas limited partnership, is engaged in municipal and electric utility construction, electrification of oil field units and other commercial electrical installation. Address: 612 East Omega, Henrietta, Texas 76365.

10.	B&H Maintenance and Construction, Inc., a New Mexico corporation, provides gas pipeline maintenance and construction services. Address: P.O. Box 970, Eunice, New Mexico 88231.

B. PUGET SOUND ENERGY, INC. (Puget Sound Energy)

Puget Sound Energy is a wholly-owned public utility incorporated in the State of Washington, which generates, purchases and sells electricity and purchases, transports and sells natural gas in a service territory covering 6,000 square miles, principally in the Puget Sound region of Washington State. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Puget Sound Energy has the following subsidiaries at December 31, 2004:

SUBSIDIARIES OF PUGET SOUND ENERGY, INC.:

1.	Puget Western, Inc., a Washington corporation, is a real estate investment and development company. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011.

2.
Hydro Energy Development Corp., a Washington corporation, is the holding company for a small non-utility wholesale generator, Black Creek Hydro, Inc. Black Creek Hydro, Inc.’s only asset is a small hydroelectric power plant licensed by the Federal Energy Regulatory Commission in the Pacific Northwest. The plant is an exempt wholesale generator (EWG) described in section 4 of this statement. Address: 10885 NE 4th Street, Suite 800, Bellevue, Washington 98004.

3.
GP Acquisition Corp., a Washington corporation, is a 1% General Partner in Encogen Northwest, L.P. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Encogen Northwest L.P. owns and operates a 167,100 KW natural gas-fired cogeneration electric generation project near Bellingham, Washington.

4.	LP Acquisition Corp., a Washington corporation, is a 99% Limited Partner in Encogen Northwest, L.P. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

5.	WNG Cap I, Inc., a Washington corporation, markets surplus pipeline capacity on behalf of Puget Sound Energy, Inc. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

6.
Rainier Receivables, Inc., a Washington corporation, formed for the purpose of purchasing customers’ accounts receivables, both billed and unbilled, of Puget Sound Energy, Inc. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

2.
A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Washington and all transmission lines which deliver or receive electric energy or gas at the borders of such State:

Claimant does not own any such utility properties. The properties of Puget Sound Energy, claimant's only public utility subsidiary, used for the generation, transmission and distribution of energy for sale are located within Washington, Oregon and Montana and consist of the following at December 31, 2004:

A.	ELECTRIC GENERATION PLANTS:

•
Colstrip - Puget Sound Energy and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. The Company owns a 50% interest (307,000 KW) in Units 1 and 2 and a 25% interest (370,000 KW) in Units 3 and 4.

•	Encogen - a 167,100 KW natural gas-fired cogeneration facility located near Bellingham, Washington
•	Upper Baker River hydro project --- (91,000 KW) located near Concrete, Washington
•	Lower Baker River hydro project - (79,000 KW) located in Concrete, Washington
•	Snoqualmie Falls hydro plant - (42,000 KW) located near Snoqualmie, Washington
•	Electron hydro plant - (22,000 KW) located near Orting, Washington
•	Crystal Mountain - a standby internal combustion unit (3,000 KW) located near Crystal Mountain, Washington
•	Frederickson - two dual-fuel combustion turbine units (73,700 KW each) located near Spanaway, Washington
•	Frederickson 1 - a natural gas combined cycle unit located near Spanaway, Washington. Puget Sound Energy is a 49.85% (124,300 KW) owner of this project.
•	Whitehorn - two dual-fuel combustion turbine units (73,700 KW each) located near Ferndale, Washington
•	Fredonia - four dual-fuel combustion turbine units (Units 1 and 2: 103,400 KW each; Units 3 and 4: 53,700 KW each) located near Burlington, Washington

B.	TRANSMISSION AND DISTRIBUTION SYSTEM PROPERTIES:

Puget Sound Energy’s transmission system located in Washington, Oregon and Montana includes 495 pole miles of jointly owned 500 KV lines, 313 pole miles of 230 KV lines, and 60 pole miles of 115 KV lines. The system also has 11 transmission substations.

Distribution electric facilities include 12,293 miles of overhead lines. Underground distribution and service facilities include 8,892 miles of underground wire. Underground street lighting facilities include 569 wire miles of conductor. The system also has 340 distribution substations.

Puget Sound Energy’s gas facilities include 33% ownership of the Jackson Prairie Storage Project located near Centralia, Washington.

Gas transmission lines include 7.7 miles related to the Jackson Prairie Storage Project and 1,518,198 feet of transmission mains. The distribution facilities include 59,154,020 feet of main, 68,936,616 feet of service pipe, and 498,811 regulators.

3.	The following information is for the calendar year 2004 with respect to claimant and Puget Sound Energy, claimant's only subsidiary public utility company:

Puget Energy, Inc.: None

Puget Sound Energy, Inc.:

(a)	Number of kWh of electric energy sold (at retail or wholesale): 21,201,586,635
Number of Mcf of gas energy sold at retail: 84,090,089
Number of Mcf of gas energy sold at wholesale: 46,041,632

(b)	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Washington: None.

(c)	Number of kWh of electric energy sold at wholesale outside the State of Washington or at the State line: 1,905,566,000

Number of Mcf of natural gas sold at wholesale outside the State of Washington or at the State line: 36,468,899

(d)	Number of kWh of electric energy purchased at wholesale outside the State of Washington or at the State line: 2,177,349,000

Number of Mcf of natural gas purchased at wholesale outside the State of Washington or at the State line: 131,596,362

4.
The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)
Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Name:	Black Creek Hydro, Inc.
Location:
This project is situated within the boundaries of the Hancock Snoqualmie Tree Farm on Black Creek, a
tributary of the North Fork of the Snoqualmie River in King County Washington, approximately 30 miles east of Seattle and 9 miles northeast of the town of North Bend.

Business Address:	10885 NE 4th Street, Suite 800, Bellevue, Washington 98004
Description:
3.7 MW run-of-the-river hydroelectric plant, consisting of a single unit 2 jet horizontal Pelton turbine. The plant interconnects via a 10-mile underground 34.5 kV transmission line with Puget Sound Energy’s electrical system near Snoqualmie, Washington.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Black Creek Hydro is a wholly owned subsidiary of Hydro Energy Development Corp., which is a wholly owned subsidiary of Puget Sound Energy, Inc.

(c)
Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Investment in Black Creek Hydro, Inc. as of 12/31/2004 was $6,165,198
Type of Capital: Equity Capital

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Capitalization as of 12/31/2004:
Common stock, par value $1	$500
Additional paid in capital	$8,704,397
Retained earnings	$(2,539,699))
Total capitalization as of 12/31/2004	$6,165,198
Earnings YE 12/31/2004	$(123,798))

(e)
Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

   None.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (2004), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organization chart is attached as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

Puget Energy, Inc.
(Name of claimant)

/s/ James W. Eldredge

By: James W. Eldredge
Corporate Secretary and Chief Accounting Officer

(CORPORATE SEAL)

Attest:

/s/ Michael J. Stranik

By: Michael J. Stranik
Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James W. Eldredge
Corporate Secretary and Chief Accounting Officer
Puget Energy
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004

EXHIBIT A
Puget Energy, Inc.
Consolidating Statement of Income
For the twelve months ended December 31, 2004
(In thousands, except per share amounts)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
Operating revenues
Electric	$--	$1,423,034	$--	$--	$1,423,034
Gas	--	769,306	--	--	769,306
Non-utility construction services	--	--	369,936	--	369,936
Other	--	6,537	--	--	6,537
Total operating revenues	--	2,198,877	369,936	--	2,568,813

Operating expenses
Energy costs:
Purchased electricity	--	723,567	--	--	723,567
Electric generation fuel	--	80,772	--	--	80,772
Residential exchange	--	(174,473)	--	--	(174,473)
Purchased gas	--	451,302	--	--	451,302
Unrealized (gain) loss on derivative instruments	--	(526)	--	--	(526)
Utility operations and maintenance	--	291,232	--	--	291,232
Other operations and maintenance	982	1,342	320,193	--	322,517
Depreciation and amortization	--	228,566	18,276	--	246,842
Conservation amortization	--	22,688	--	--	22,688
Goodwill impairment	--	--	91,196	--	91,196
Taxes other than income taxes	--	208,989	12,992	--	221,981
Income taxes	17,568	77,177	(19,781)	--	74,964
Total operating expenses	18,550	1,910,636	422,876	--	2,352,062

Operating income	(18,550)	288,241	(52,940)	--	216,751

Other income (deductions):
Other income	66,722	4,362	(70)	(66,722)	4,292
Interest charges:
AFUDC	--	5,420	--	--	5,420
Interest expense	(219)	(171,740)	(6,460)	--	(178,419)
Mandatorily redeemable securities interest expense	--	(91)	--	--	(91)
Preferred stock dividends of subsidiary	--	--	(219)	219	--
Minority interest in earnings of consolidated subsidiary	7,069	--	--	--	7,069
Net income	$55,022	$126,192	$(59,689)	$(66,503)	$55,022

Common shares outstanding weighted average	99,470				99,470
Diluted shares outstanding weighted average	99,911				99,911
Basic earnings per common share	$0.55				$0.55
Diluted earnings per common share	$0.55				$0.55

EXHIBIT A (continued)
Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2004
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
ASSETS:
Utility plant:
Electric plant	$--	$4,389,882	$--	$--	$4,389,882
Gas plant	--	1,881,768	--	--	1,881,768
Common plant	--	409,677	--	--	409,677
Less: Accumulated depreciation and amortization	--	(2,452,969)	--	--	(2,452,969)
Net utility plant	--	4,228,358	--	--	4,228,358
Other property and investments:
Goodwill, net	--	--	43,503	--	43,503
Intangibles, net	--	--	16,680	--	16,680
Other	331,225	157,670	100,115	(331,225)	257,785
Total other property and investments	331,225	157,670	160,298	(331,225)	317,968
Current assets:
Cash	--	12,955	6,816	--	19,771
Restricted cash	--	1,633	--	--	1,633
Accounts receivable, net of allowance for doubtful accounts	--	138,792	78,645	(1,133)	216,304
Unbilled revenues	--	140,391	--	--	140,391
Purchased gas adjustment receivable	--	19,088	--	--	19,088
Materials and supplies, at average cost	--	97,578	9,778	--	107,356
Current portion of unrealized gain on derivative instruments	--	8,087	--	--	8,087
Prepayments and other	611	6,247	13,548	(46)	20,360
Total current assets	611	424,771	108,787	(1,179)	532,990
Other long-term assets:
Regulatory asset for deferred income taxes	--	127,252	--	--	127,252
Regulatory asset for PURPA buyout costs	--	211,241	--	--	211,241
Unrealized gain on derivative instruments	--	13,765	--	--	13,765
Other	765	401,030	--	--	401,795
Total long-term assets	765	753,288	--	--	754,053
TOTAL ASSETS	$332,601	$5,564,087	$269,085	$(332,404)	$5,833,369

EXHIBIT A (continued)

Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2004
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
CAPITALIZATION AND LIABILITIES:
Capitalization:
Common equity	$304,150	$1,592,433	$56,918	$(331,225)	$1,622,276
Total shareholders’ equity	304,150	1,592,433	56,918	(331,225)	1,622,276
Redeemable securities and long-term debt:
Preferred stock subject to mandatory redemption	--	1,889	--	--	1,889
Junior subordinated debentures of the corporation
payable to a subsidiary trust holding mandatorily
redeemable preferred securities	--	280,250	--	--	280,250
Long-term debt	5,000	2,064,360	143,172	--	2,212,532
Total redeemable securities and long term debt	5,000	2,346,499	143,172	--	2,494,671
Total capitalization	309,150	3,938,932	200,090	(331,225)	4,116,947
Minority interest in consolidated subsidiary	4,648	--	--	--	4,648
Current liabilities:
Accounts payable	1,130	229,747	9,776	(1,133)	239,520
Short-term debt	--	--	8,297	--	8,297
Current maturities of long-term debt	--	31,000	7,933	--	38,933
Accrued expenses:
Taxes	(319)	81,634	(3,617)	--	77,698
Salaries and wages	--	13,829	--	--	13,829
Interest	--	29,005	--	--	29,005
Current portion of unrealized loss on derivative instruments	--	19,261	--	--	19,261
Tenaska disallowance reserve	--	3,156	--	--	3,156
Other	--	34,918	26,237	--	61,155
Total current liabilities	811	442,550	48,626	(1,133)	490,854
Long-term liabilities:
Deferred income taxes	17,887	787,179	5,660	--	810,726
Long-term portion of unrealized loss on derivative instruments	--	249	--	--	249
Other deferred credits	105	395,177	14,709	(46)	409,945
Total long-term liabilities	17,992	1,182,605	20,369	(46)	1,220,920
Commitments and contingencies
TOTAL CAPITALIZATION AND LIABILITIES	$332,601	$5,564,087	$269,085	$(332,404)	$5,833,369

EXHIBIT B. ORGANIZATIONAL CHART

I.	Puget Energy, Inc.
1.	Puget Sound Energy, Inc.
A.	Hydro Energy Development Corporation
1) Black Creek Hydro, Inc. (EWG)
B.	GP Acquisition Corp.
1)	Encogen Northwest, L.P.
C.	LP Acquisition Corp.
1)	Encogen Northwest, L.P.
D.	Puget Western, Inc.
E.	WNG Cap I, Inc.
F.	Rainier Receivables, Inc.

2.	InfrastruX Group, Inc. (90.9% interest)
A.	GI Acquisition, Inc.
B.	Utilx Corporation
1)	Utilx Ltd.
C.	Lineal Holdings, Inc.
1)	Lineal Industries, Inc.
2)	InterCon Construction, Inc.
a)	InterCon Construction Trucking, Inc.
b)	InterPower Line Services Corporation
3)	Trafford Corporation
4)	Skibeck Pipeline Company, Inc.
5)	Skibeck PLC, Inc.
D.	Texas Electric Utility Construction Management, L.L.C.
E.	Texas Electric Utility Construction, Ltd.
1)	Flowers Holding, Inc.
a)	Flowers Limited Partner, Inc.
•	Flowers Construction Co., L.P.
b)	Flowers Management Co., Inc.
•	Flowers Construction Co., L.P.
F.	Chapman Holding Co., Inc.
1)	Chapman Construction Co., L.P.
a)	Brenda Perkins & Associates, L.L.P. (40% interest)
G.	Chapman Construction Management Co., Inc.
1)	Chapman Construction Co., L.P.
H.	Gill Electric Management, L.L.C.
I.	Gill Electric Service Ltd.
J.	B&H Maintenance and Construction, Inc.